SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                 SWWT, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
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                       (Title of Class of Securities)

                                 870534104
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                               (CUSIP Number)

                               Jon V. Diamond
                              1 West 67th St.
                          New York, New York 10023
                               (212) 721-9200
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                            Mark C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                               April 24, 2000
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)
                            (Page 1 of 7 Pages)





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CUSIP No. 870534104                   13D      Page 2 of 7 Pages
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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jon V. Diamond
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS
        OO

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                       [   ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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     NUMBER OF        7   SOLE VOTING POWER
      SHARES              18,476,745 (1)
   BENEFICIALLY       --------------------------------------------------------
     OWNED BY         8   SHARED VOTING POWER
       EACH               0
     REPORTING        --------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH               18,476,745 (1)
                      --------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        18,476,745 (1)
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            [   ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        85.5%
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  14    TYPE OF REPORTING PERSON
        IN
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------------------------------

(1) Represents shares of Common Stock, par value $0.001 per share. In connection with the merger of E-Newco, Inc. into ENWC Acquisition, Inc., a wholly owned subsidiary of SWWT, Inc., the reporting person was issued shares of Series B Preferred Stock, par value $.001 per share of SWWT, Inc. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock of SWWT, Inc. following the approval by the stockholders of SWWT, Inc. of the requisite increase to the amount of authorized Common Stock and the receipt by SWWT, Inc. of additional equity financing of at least $15.0 million.


Item 1.     SECURITY AND ISSUER.

            The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of SWWT, Inc., a Delaware corporation ("SWWT"). The principal executive offices of the Company are located at 3492 W. 109th Circle, Westminster, Colorado 80030.

            The shares of Common Stock that are subject to this Statement are issuable upon conversion of the shares of SWWT's Series B Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"), initially at a conversion rate of 100 shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment in certain circumstances.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is being filed by Jon V. Diamond ("Mr. Diamond"), whose principal occupation is President and Chief Executive Officer of SWWT.

            The business address of Mr. Diamond is c/o Oscar Capital, Inc., 900 Third Ave., 2nd Floor, New York, NY 10022.

            Mr. Diamond is a United States citizen.

            During the last five years, Mr. Diamond has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            In connection with the closing on April 24, 2000 of the transactions contemplated by the Merger Agreement, dated April 14, 2000 (the "Merger Agreement"), between SWWT, its wholly-owned subsidiary, ENWC Acquisition, Inc., a Delaware corporation, and E-Newco, Inc., a Delaware corporation ("E-Newco"), the holders of common stock of E-Newco exchanged such shares of common stock for shares of Series B Preferred Stock at an exchange ratio of 757.772 shares of Series B Preferred Stock for every one share of common stock of E-Newco.

--------


            The shares of common stock of E-Newco owned by Mr. Diamond prior to the merger were acquired by Mr. Diamond in consideration of the issuance by Mr. Diamond to E-Newco of a Demand Note, dated March 23, 2000 and a Partially-Recourse Promissory Note, dated March 27, 2000 (the "Partially-Recourse Promissory Note").

ITEM 4.     PURPOSE OF TRANSACTION.

            The information set forth in Items 3, 5 and 6 of this Statement is incorporated herein by reference.

            In connection with the transactions contemplated by the Merger Agreement, Clarke H. Bailey, Thomas Barnds and Thomas A. Barron resigned as members of the board of directors of SWWT, and Mr. Diamond, Walter Carroza and Anthony Scaramucci became members of the board. In addition, Mr. Diamond became the President and Chief Executive Officer of SWWT.

            SWWT expects that its stockholders (including Mr. Diamond) will act by written consent to, among other things, change the name of SWWT, increase the authorized capital stock of SWWT, make certain other modifications to the certificate of incorporation and by- laws of SWWT, make changes to the composition of the board of directors of SWWT, adopt an equity incentive plan and change SWWT's public accountants.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Diamond is the beneficial owner of an aggregate of 18,476,745 shares of Common Stock, consisting of shares of Common Stock which he has the right to acquire upon conversion of the shares of Series B Preferred Stock owned by Mr. Diamond, representing in the aggregate approximately 85.5% of the issued and outstanding shares of Common Stock of SWWT.

            The percentage of outstanding shares of Common Stock of SWWT set forth in the preceding paragraph is computed based on a total of 21,598,999 shares of Common Stock outstanding as of April 14, 2000, which figure includes 18,476,745 shares of Common Stock issuable upon conversion of the Series B Preferred Stock owned by Mr. Diamond (but does not include any shares of Common Stock issuable upon conversion or exercise of other equity instruments of SWWT, including, without limitation, shares of Series B Preferred Stock owned by other former stockholders of E-Newco). Holders of the Series B Preferred Stock vote together with holders of Common Stock on the basis of one vote for each share of Common Stock into which the Series B Preferred Stock is convertible.

            The Series B Preferred Stock is convertible into shares of Common Stock upon the approval by the stockholders of SWWT of the requisite increase to the amount of authorized Common Stock and the receipt by SWWT of additional equity financing of at least $15.0 million.

            Of the 18,476,745 shares of Common Stock issuable upon the conversion of Mr. Diamond's shares of Series B Preferred Stock, 8,335,488 shares will represent restricted stock issued pursuant to the terms of a Restricted Stock Purchase Agreement between E-Newco and Mr. Diamond, dated as of March 27, 2000 (the "Purchase Agreement"). The restricted shares will vest in 36 equal monthly installments through March 31, 2003. In addition, Mr. Diamond pledged an interest in the shares of restricted stock as security for his obligations under the Purchase Agreement and the Partially-Recourse Promissory Note under the terms of a Pledge Agreement, dated as of March 27, 2000, between Mr. Diamond and E-Newco.

            (b) Mr. Diamond has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph
(a) above.

            (c) No transactions in the Common Stock were effected by Mr. Diamond in the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information contained in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

            Except for the agreements and understandings described in Items 3, 4 and 5, to the best knowledge of Mr. Diamond, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Diamond, and any other person, with respect to any securities of SWWT including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of April 14, 2000, among E-Newco, Inc., a Delaware corporation, SWWT, Inc., a Delaware corporation, and ENWC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of SWWT, Inc. (*)

         2.   Certificate of Designations of Series B Preferred
              Stock, par value $.001 per share, of SWWT, Inc.
              (*)

         3.   Restricted Stock Purchase Agreement, dated of
              March 27, 2000, between Jon V. Diamond and
              E-Newco, Inc.

         4. Pledge Agreement, dated as of March 27, 2000, between Jon V. Diamond and E-Newco, Inc.

         5.   Demand Note, dated March 23, 2000, between Jon V.
              Diamond and E-Newco, Inc.

         6.   Partially-Recourse Promissory Note dated March 27,
              2000 between Jon V. Diamond and E-Newco, Inc.

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         (*)  Incorporated by reference to the Annual Report on Form
              10-K of SWWT for the fiscal year ended December 31, 1999.



                                 SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:      May 3, 2000


                                  /s/ Jon V. Diamond
                                  ---------------------------------------------
                                  Jon V. Diamond